SECURITIES AND EXCHANGE COMMISSION

06008720

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-51763

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Anchor Bay Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5780 Fleet Street, Suite 308
(No. and Street)

Carlsbad, CA 92008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Spiering (760) 602-3470
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Spiering, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anchor Bay Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

(See attached certificate)

Signature

President

Title

MELISSA TURNER
COMM. #1575860
Notary Public - California
San Diego County
My Comm. Expires May 3, 2009
NR01

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

State of California

County of San Diego } ss.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 05/18/2006 (Date), before me, Melissa Turner (Printed Name of Notary Public),

personally appeared Scott Spiering (Printed Name(s) of Signer(s)),

- [x] personally known to me - or -
- [ ] proved to me on the basis of satisfactory evidence:
  - [ ] form(s) of identification ______
  - [ ] credible witness(es) ______

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.


MELISSA TURNER
COMM. #1575860
Notary Public - California
San Diego County
My Comm. Expires May 3, 2009
NR01
NR01

(Seal)

[signature]
Signature of Notary Public

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Audit Report - Anchor Bay Securities, LLC,

containing ______ pages, and dated ______.

The signer(s) capacity or authority is/are as:

- [ ] Individual(s)
- [ ] Attorney-in-Fact
- [ ] Corporate Officer(s) ______ Title(s)
- [ ] Guardian/Conservator
- [ ] Partner - Limited/General
- [ ] Trustee(s)
- [ ] Other: ______

representing: ______ Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

- [ ] Additional Signer(s)
- [ ] Signer(s) Thumbprint(s)
- [ ] Other

ANCHOR BAY SECURITIES, LLC

Financial Statements
and
Independent Auditor's Report

Year Ended December 31, 2005

ANCHOR BAY SECURITIES, LLC

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Anchor Bay Securities, LLC

We have audited the accompanying statement of financial condition of Anchor Bay Securities, LLC as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anchor Bay Securities, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

February 7, 2006
San Diego, California

ANCHOR BAY SECURITIES, LLC

Statement of Financial Condition

December 31, 2005

ASSETS

Cash	$7,842

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses	$ 186
Members' equity	7,656
	$7,842

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Operations

Year Ended December 31, 2005

Revenues	
Commissions	$13,949
Interest and other income	265
Total revenues	14,214
Expenses	
Commissions	7,056
Outside Services	5,500
Licenses, taxes and registrations	3,147
Insurance	380
Facilities	225
Depreciation	275
Total expenses	16,583
Loss before income tax	(2,369)
Income tax (California minimum)	(800)
Net loss	$ (3,169)

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Changes in Members' Equity

Year Ended December 31, 2005

Balance, January 1, 2005	$10,475
Capital contributions	
Facilities and services	350
Net loss	(3,169)
Balance, December 31, 2005	$ 7,656

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (3,169)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation	275
Contributed services	350
Changes in operation assets and liabilities	
Receivables	246
Deposits	67
Accrued expenses	(484)
Net cash from operating activities	(2,715)
Cash, beginning of year	10,557
Cash, end of year	$ 7,842
Non-cash investing and financing activities:	
Contributed facilities and services	$ 350
Supplemental disclosure of cash flow information:	
Income taxes paid (California minimum)	$ 800
Interest paid	$ -

See notes to financial statements.

ANCHOR BAY SECURITIES, LLC

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Anchor Bay Securities, LLC (the "Company") is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers. The Company provides limited business services involving mutual funds and/or variable annuities only.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Furniture and equipment. Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (7 years). During 2005 the furniture and equipment became fully depreciated.

Income Taxes. Income taxes, if any, are the liability of the individual members except for a minimum California tax of $800.

2. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2005 was 0.02 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2005, the Company's net capital of $7,499 was $2,499 in excess of the amount required by the SEC.

3. INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(1) and, accordingly, has no possession or control requirements.

4. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15c3-3

Because the Company does not hold funds or securities for the account of any customers, as defined by Securities and Exchange Commission Rule 15c3-3, under the exemptive provisions of paragraph (k)(1) no reserve is required. Consequently, a reserve requirement was not calculated and a reconciliation to that calculation is not included herein.

5. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2005, Anchor Bay Capital Management, LLC (a related party) contributed to the Company the use of facilities and other services valued at $350.

*****

ANCHOR BAY SECURITIES, LLC

Supplemental Schedule
Computation of Net Capital
Pursuant to Rule 15c3-1

December 31, 2005

Total members' equity	$7,656
Less non-allowable assets	-
Net capital before charges on security positions	7,656
Less charges on security positions	(157)
Net capital	$7,499
Total aggregate indebtedness	$ 186
Ratio of aggregate indebtedness to net capital	0.02
Minimum net capital required	$ 5,000

Note: *There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2005.*

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

Board of Directors
Anchor Bay Securities, LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Anchor Bay Securities, LLC ("the Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

February 7, 2006
San Diego, California